Exhibit 7.05

September 11, 2009

Franklin Electronic Publishers, Incorporated

c/o Oppenheimer & Co., Inc.

300 Madison Avenue

New York, New York 10017

Attention: William Yu

Ladies and Gentlemen:

Pursuant to the letter dated August 21, 2009 from Oppenheimer & Co., Inc. to Mr. Barry Lipsky of Saunders Acquisition Corporation (“Saunders”) inviting bids for the acquisition of 100% of the outstanding shares of common stock of Franklin Electronic Publishers, Incorporated (“Franklin”), we are pleased to offer the following proposal for the merger of Saunders into and with Franklin (the “Merger”).

1. Purchase Price. We are offering a per share merger consideration of $2.50 in cash (the “Merger Consideration”) for the outstanding shares of common stock of Franklin, other than shares currently held by the investors in Saunders.

2. Sources of Financing. Approximately 2,735,960 shares of Franklin common stock are held by investors in Saunders and will be rolled over in the transaction, leaving approximately 5,537,067 shares that will be converted into the right to receive the Merger Consideration of $2.50 per share. An additional $609,446 will paid to the holders of outstanding vested options having an exercise price of less than $2.50 (excluding options held by investors in Saunders), resulting in an aggregate Merger Consideration of $14,452,114. In addition, we estimate that our transaction expenses that will still be outstanding at the time of the closing will be approximately $25,000. The following table sets forth our estimated sources and uses of funds:

Sources of Funds

Equity investments in Saunders	$2,700,000
Cash on hand at Franklin	$11,777,114	*

Total sources of funds	$14,477,114

Uses of Funds

Merger Consideration	$14,452,114
Transaction costs	$25,000

Total uses of funds	$14,477,114

*	Includes $677,162 representing the exercise price to be paid by investors in Saunders upon the exercise by them of options having an exercise price of less than $2.50, but does not include any financing that might be available to Franklin at the time of the closing.

We are attaching as Attachment 1 binding subscription agreements from four individuals who will invest additional funds in Saunders.

3. Timing. We are prepared to execute immediately the form of Merger Agreement that was distributed on August 19, 2009 with the changes that we are proposing in the redlined marked copy attached hereto as Attachment 2 (the “Merger Agreement”). Following the execution of the Merger Agreement, we and our counsel are prepared to work with Franklin and its counsel in connection with the preparation and filing with the Securities and Exchange Commission (“SEC”) of a Proxy Statement related to the Special Meeting of the Stockholders of Franklin to be convened to consider and vote on the Merger (the “Special Meeting”) and the preparation and filing with the SEC of a related Schedule 13E-3. The following table sets forth our proposed timetable/checklist for the actions that need to be taken in order to consummate the Merger. There are no other actions or filings that are required in order for us to consummate the Merger.

Timetable—Checklist

Date	Event
Week of September 14	Negotiate and sign merger agreement

Week of September 21	1. Commence drafting proxy statement, notice of meeting, letter to shareholders, proxy card and Schedule 13E-3 2. Circulate directors’ and officers’ questionnaire 3. Select Exchange Agent

Week of October 26	1. Complete proxy statement and file with SEC (and Schedule 13E-3) 2. Negotiate Exchange Agent Agreement

Week of November 2	1. Execute Exchange Agent Agreement

Week of November 9	1. Draft Certificate of Merger 2. Draft letter of transmittal to be sent to shareholders after the Merger

Week of November 30	Receive and respond to SEC comments on proxy

Week of December 7	1. File final forms of proxy statement and Schedule 13E-3

2. Call FEP Board of Directors meeting to set record date and meeting date and to approve filings

Week of December 14	Mail proxy statement and related material to shareholders

Week of December 21	1. Preclear Certificate of Merger with Secretary of State 2. Finalize form of letter of transmittal

Week of January 4	1. Hold Special Meeting of FEP Shareholders 2. File Certificate of Merger with Secretary of State 3. Deposit Merger Consideration with Exchange Agent 4. Issue Press Release

Post Closing	1. File Form 15 to deregister FEP stock 2. Mail letter of transmittal to shareholders 3. File final amendment to Schedule 13E-3 with the SEC

4. Agreement. Redlined marked and clean copies of the Merger Agreement are attached hereto as Attachment 2.

5. Statement of Intent. Our plans for the future operations of Franklin have already been provided to Franklin, along with the future projections and plans. There is no material change in management and employees anticipated other than what has already been provided (e.g. additional savings and headcount reductions from privatization, warehouse outsourcing and possible sublease and hence relocation of facility).

6. Management Participation. Following the consummation of the Merger, we will continue to provide enhanced equity participation for senior management. Short term incentive plans are anticipated to remain commensurate with the current incentive plans, and long term incentive plans which have predominately been stock options are expected to be replaced with other long term incentive equity participation programs. In addition, those individuals holding unvested options (which will be cancelled in connection with the Merger) will receive new options following the consummation of the Merger.

7. Authorization/Approvals. All necessary approvals have been obtained by Saunders and its affiliates. Our proposal is not subject to financing, additional corporate approvals, additional due diligence or any other condition, other than the actions set forth in paragraph 3 above.

8. Contact Persons. Should you have any questions concerning our bid, please contact Barry Lipsky, c/o Franklin (609-386-2500, ext. 6000). Our legal counsel is David Boillot at Reitler Kailas & Rosenblatt (212-209-3058).

We are pleased to make this offer to Franklin and to inform you that our offer will remain firm and binding until 5:00 pm (Eastern Daylight Time) on Friday, October 2, 2009. Should you accept our offer, we are ready to commence immediately the further negotiation of the Merger Agreement and related documentation in order to complete the Merger at the earliest practicable date.

Very truly yours,

SAUNDERS ACQUISITION CORPORATION

By:	/s/ Barry J. Lipsky
Barry J. Lipsky
President

Cc:	Matthew Haskey

Oppenheimer & Co., Inc.

111 South Calvert Street, Suite 2600

Baltimore, Maryland 21202